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                                                                    Exhibit 99.1

                                  RISK FACTORS


                           RISKS RELATED TO THE MERGER


THE MERGER WILL RESULT IN AN IMMEDIATE AND SUBSTANTIAL INCREASE IN ENDOREX'S NET LOSS.

         The merger on a pro forma basis would increase Endorex's net loss before preferred dividends from a loss of $4.8 million to a loss of $7.0 million for the year ended December 31, 2000. The anticipated increase in Endorex's loss from operations could have a negative impact on the market price of Endorex's common stock. Analysts and investors carefully review a company's earnings per share and often base investment decisions on a company's operating profits and losses and per share earnings.

ENDOREX'S STOCKHOLDERS WILL BE SUBSTANTIALLY DILUTED AS A RESULT OF THE MERGER AND THE CTD STOCKHOLDERS WILL OWN APPROXIMATELY 33 % OF ENDOREX'S SHARES.

         Endorex will issue approximately 9.4 million shares of Endorex common stock to CTD shareholders and assume CTD options and warrants exercisable for approximately 0.6 million shares of Endorex common stock in connection with the merger. Upon completion of the merger, current Endorex stockholders will face immediate and substantial dilution. As of August 10, 2001, there were 12,741,858 shares of Endorex common stock outstanding. Upon completion of the merger, CTD stockholders will collectively own approximately 43% of Endorex's outstanding common stock assuming exercise of all CTD options and warrants assumed by Endorex. Therefore, after the merger, the CTD stockholders could exert significant influence over the matters of Endorex.

THE EXERCISE PRICE OF CERTAIN ENDOREX WARRANTS AND THE CONVERSION PRICE OF THE SERIES B AND SERIES C CONVERTIBLE PREFERRED STOCK OF ENDOREX MAY BE SUBJECT TO ADJUSTMENT.

                  Certain warrants issued by Endorex and the Series B and Series C convertible preferred stock of Endorex are subject to anti-dilution provisions that adjust the exercise price of the warrants and the conversion price of the Series B and Series C convertible preferred stock of Endorex. Depending upon the price per share of Endorex common stock as quoted on AMEX or any other national exchange at time the merger is closed, the exercise price of the warrants and the Series B and C convertible preferred stock may be adjusted, resulting in the issuance of a greater number of shares of Endorex common stock upon the exercise of the warrants and the conversion of the Series B and Series C convertible preferred stock.


ENDOREX AND CTD MAY NOT ACHIEVE THE BENEFITS THEY EXPECT FROM THE MERGER.

                  Endorex and CTD entered into the merger agreement with the expectation that the merger will result in significant benefits. Achieving the benefits of the merger depends on the timely, efficient and successful execution of a number of post-merger events. Key events include:

         o developing and commercializing existing product candidates of both companies;

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         o        integrating the operations, business models and research and development of the two companies;

         o integrating CTD product candidates and technology with Endorex drug delivery technology;

         o        developing or acquiring new product candidates or technology;

         o successfully commercializing future product candidates or technology;

         o obtaining FDA approval for the product candidates of both companies;

         o developing and commercializing products that can successfully compete with similar products; and

         o having sufficient funds to develop and commercialize product candidates.

                  Endorex and CTD will need to overcome significant issues, however, in order to realize any benefits or synergies from the merger. The successful execution of these post-merger events will involve considerable risk and may not be successful.

                  To date, the companies have not thoroughly investigated the obstacles, technological, market-driven or otherwise, to developing and marketing these new products in a timely and efficient way. There can be no assurance that Endorex will be able to overcome these obstacles, or that there will be a market for existing product candidates or new products developed by Endorex after the merger.

                  We cannot offer any assurances that we can successfully integrate or realize the anticipated benefits of the merger. Our failure to do so could have a material adverse effect on the combined company's business, financial condition and operating results or could result in the loss of key personnel. In addition, the attention and effort devoted to the integration of the two companies will significantly divert management's attention from other important issues, and could seriously harm the combined company.

THE MARKET PRICE OF ENDOREX COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER.

         The market price of Endorex common stock may decline as a result of the merger if:


         o        the integration of Endorex and CTD is unsuccessful;

         o Endorex does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by the two companies, financial or industry analysts or investors;

         o the effect of the merger on Endorex's financial results is not consistent with the expectations of the two companies, financial or industry analysts or investors;

         o the combined companies fail to successfully develop or market the product candidates of Endorex and CTD; or

         o the demand for the CTD and Endorex products fail to develop or diminishes.

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ENDOREX EXPECTS ITS STOCK PRICE TO BE VOLATILE.

                  The price at which Endorex's common stock will trade after the merger is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are:

         o actual or anticipated fluctuations in its results of operations;

         o changes in securities analysts' exceptions or its failure to meet those expectations;

         o        announcements of innovations by Endorex or its competitors;

         o        introduction of new products by Endorex or its competitors;

         o        additions or departures of key personnel;

         o        commencement of litigation;

         o        developments with respect to intellectual property rights;

         o conditions and trends in the pharmaceutical and drug delivery industries;

         o changes in the estimation of the future size and growth rate of Endorex's markets;

         o        general market conditions; and

         o        future sales of its common stock.


                  In addition, the stock market has experienced significant price and volume fluctuations that affect the market price for the common stock of many biotechnology companies. These market fluctuations were sometimes unrelated or disproportionate to the operating performance of these companies. Any significant stock market fluctuations in the future, whether due to its actual performance or prospects or not, could result in a significant decline in the market price of Endorex's common stock.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT ENDOREX'S STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS.

                  If the merger is not completed for any reason, Endorex may be subject to a number of material risks, including the following:

         o Endorex may be required under certain circumstances to pay CTD a termination fee of $1,000,000 plus costs and expenses incurred in connection with the transaction;

         o the perceived value of Endorex common stock may decline to the extent that the current perceived value of Endorex common stock reflects a market assumption that the merger will be completed; and

         o costs incurred by Endorex related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed.

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                  In addition, Endorex or CTD corporate partners, existing and potential investors and suppliers, in response to the announcement of the merger, may delay or defer decisions concerning the two companies. Any delay or deferral in those decisions could have a material adverse effect on the business of either company, regardless of whether the merger is ultimately completed. Similarly, current and prospective employees may experience uncertainty about their future roles until strategies with regard to the two companies are announced or executed. This may adversely affect the ability of either company to attract and retain key management, sales, marketing and technical personnel.

                  Further, if the merger is terminated and the board of directors of either company determines to seek another merger or business combination, there can be no assurance that it will be able to find an acceptable candidate or negotiate a transaction on acceptable terms. Pursuant to the merger agreement, CTD is prohibited from soliciting, initiating or encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than Endorex. Furthermore, pursuant to the merger agreement, Endorex is prohibited from soliciting, initiating or encouraging or entering into any agreement or arrangement to acquire all or substantially all of the outstanding securities or assets of another entity if such acquisition would materially adversely effect Endorex's ability to consummate the merger.

THE COMBINED COMPANY WILL INHERIT THE RISKS OF BOTH ENDOREX AND CTD AS SUCH RISKS EXISTED BEFORE THE MERGER.

                  CTD will represent a substantial portion of the operations, businesses and results of the combined company. As a result, the combined company will be susceptible to the risks identified below in this joint proxy statement/prospectus related to each of Endorex and CTD. The occurrence of any of the risks identified with respect to either Endorex or CTD will likely result in harm to the combined company.


                            RISKS RELATED TO ENDOREX


IF ENDOREX CANNOT OBTAIN ADDITIONAL FUNDING, ENDOREX'S PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS MAY BE REDUCED OR DISCONTINUED.

                  Endorex will require additional funding to sustain its research and development efforts, provide for future clinical trials, and continue Endorex's operations until it is able to generate sufficient revenue from the sale and/or licensing of Endorex's products. Endorex cannot be certain whether it will be able to obtain required additional funding on terms satisfactory to it, if at all. In addition, Endorex has expended, and will continue to expend, substantial funds on the development of Endorex's product candidates and for clinical trials. Endorex currently has commitments to expend additional funds for the development of the Orasome(TM) oral delivery system, the MEDIPAD(R) infusion pump for iron chelation therapy, license contracts, severance arrangements, employment agreements, and consulting agreements. If Endorex is unable to raise additional funds when necessary, Endorex may have to reduce or discontinue development, commercialization or clinical testing of some or all of its product candidates or enter into financing arrangements on terms that Endorex would not otherwise accept.


ENDOREX HAS HAD SIGNIFICANT LOSSES AND ANTICIPATES FUTURE LOSSES.

                  Endorex is a development stage company that has experienced significant losses since inception and has a significant accumulated deficit. Endorex expects to incur significant additional operating losses in the future and expects cumulative losses to substantially increase due to expanded

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research and development efforts, preclinical studies and clinical trials. All of Endorex's products are currently in development, preclinical studies or clinical trials and Endorex has not generated significant revenues from product sales or licensing. There can be no guarantee that Endorex will ever generate product revenues sufficient to become profitable or to sustain profitability.


ENDOREX IS DEPENDENT ON ITS CORPORATE PARTNERS AND FUTURE JOINT VENTURES OR CORPORATE PARTNERSHIPS.

                  Endorex's strategy for research, development and commercialization of certain of its products is to rely on arrangements with corporate partners. As a result, Endorex's ability to commercialize products is dependent upon the success of third parties in performing preclinical studies and clinical trials, obtaining regulatory approvals, and manufacturing and successfully marketing Endorex's products. In connection with Endorex's two joint ventures with Elan, Endorex is obligated to fund research and development activities in proportion to Endorex's ownership interest in each joint venture, currently 80.1% of each joint venture. If Endorex does not have sufficient resources to meet its funding obligations under each of the two Elan joint ventures, Endorex may have to terminate the joint venture prior to commercialization or renegotiate the terms of the joint venture with Elan, or Endorex's interest in the joint venture may be diluted.

                  Endorex Newco, Ltd., Endorex's MEDIPAD(R) iron chelator joint venture with Elan, licensed its first product on a worldwide basis to Schein Pharmaceutical, which has been acquired by Watson Pharmaceuticals, Inc. Schein Pharmaceutical agreed to develop and market this product in the United States, and Endorex Newco, Ltd. and Schein Pharmaceutical agreed to jointly seek partners for marketing the product outside of the United States. Watson Pharmaceuticals has indicated that it will not continue to meet the obligations originally agreed to by Schein Pharmaceutical, although no definitive agreements have been reached by Newco and Watson Pharmaceuticals. Endorex cannot assure you that Watson Pharmaceuticals and Endorex Newco, Ltd. will continue its efforts to develop, market, commercialize or obtain the necessary regulatory approvals for this product in the United States or internationally or that the agreement with Watson Pharmaceutical will continue. Furthermore, Watson has subsequently discontinued its efforts to obtain FDA approval for the MEDIPAD(R) iron chelation product. Thus, Endorex cannot assure you that Newco's MEDIPAD(R) iron chelator product will be marketed and sold in the near future or at all. If the collaboration with Watson does not continue, Endorex cannot assure you that Endorex Newco will be able to find another corporate partner to develop and market an iron chelation product.

                  Endorex has also signed an exclusive research and option agreement with Novo Nordisk to license Endorex's Orasome(TM) oral delivery system for Novo Nordisk's human growth hormone product, Norditropin(R). Endorex cannot assure you that Novo Nordisk will license and develop this technology for this product.

                  Endorex cannot assure you that its arrangements with Endorex's corporate partners, including the joint ventures with Elan, will be successful or that the development efforts carried out by them will continue. Endorex is currently in discussions with Elan regarding the potential termination of InnoVaccines Corporation, one of its joint ventures with Elan, although no definitive agreements have been reached by Endorex and Elan. Endorex cannot assure you that the results of these discussions will

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be favorable or that the joint venture with Elan will continue. If Elan chooses to discontinue its collaboration with InnoVaccines Corporation, Endorex may not be able to continue to license certain proprietary technology from Elan on reasonable terms, if at all.

                  Endorex intends to pursue additional collaborations in the future; however, the terms available may not be acceptable to Endorex and the collaborations may not be successful. In addition, the amount and timing of resources that Endorex's collaborators devote to these activities are not within Endorex's control.

                  If any of Endorex's current corporate partnerships, such as those discussed above, are discontinued, Endorex cannot assure you that it will be able to find other corporate partners to develop and commercialize its current product candidates. If any of Endorex's corporate partnerships for its current product candidates are discontinued, Endorex may not be able to continue the development of such product candidates due to the loss of technology, intellectual property, expertise or due to contractual restrictions. Furthermore, the successful development and commercialization of Endorex's drug delivery technology depends on entering into corporate partnerships or license agreement that provide rights to drug candidates that are compatible with its drug delivery technology and that are safe and proven effective for medical conditions. Endorex cannot assure you that it will be able to enter into such new corporate partnerships or license agreements to develop and commercialize any future product candidates using its drug delivery technology.


PROBLEMS IN PRODUCT DEVELOPMENT MAY CAUSE ENDOREX'S CASH DEPLETION RATE TO INCREASE.

                  Endorex has limited experience with clinical trials and regulatory affairs and if Endorex encounters unexpected difficulties with its operations or clinical trials, Endorex may have to expend additional funds, which would increase its cash depletion rate. Endorex's ability to manage expenses and its cash depletion rate are keys to the continued development of product candidates and the completion of ongoing clinical trials. Endorex's cash depletion rate will vary substantially from quarter to quarter as Endorex funds non-recurring items associated with clinical trials, product development, patent legal fees and consulting fees.


ENDOREX'S PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS MAY NOT BE
SUCCESSFUL.

                  Endorex's product candidates, which have not received regulatory approval, are generally in the early stages of development. If the initial results from any of the clinical trials are poor, those results will adversely effect Endorex's ability to raise additional capital, which will affect Endorex's ability to continue full-scale research and development for its oral delivery technology. In addition, product candidates resulting from Endorex's research and development efforts, if any, are not expected to be available commercially for several years, if at all. Endorex's products, if approved, may not be immediately used by doctors unfamiliar with Endorex's product applications. Endorex or its marketing partner may be required to implement an aggressive education and promotion plan with doctors in order to gain market recognition, understanding and acceptance of Endorex's products. Any such effort may be time consuming and might not be successful. Accordingly, Endorex cannot guarantee that its product development efforts, including clinical trials, or commercialization efforts will be successful or that any of Endorex's products, if approved, can be successfully marketed.

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ENDOREX'S TECHNOLOGY AND PRODUCTS MAY PROVE INADEQUATE TO MARKET SUCCESSFULLY.

                  Endorex's future success is significantly dependent on its ability to develop and test products for which Endorex will seek approval from the FDA and/or from similar agencies in other countries to market to certain defined patient groups. Although Endorex is involved in developing oral versions of injectable drugs and vaccines that have already been approved by the FDA, the oral products Endorex is currently developing will require significant additional laboratory and clinical testing and investment for the foreseeable future. Endorex's product candidates may not show sufficient efficacy in animal models to justify continuing research into clinical testing stages or may not prove to be effective in clinical trials or they may cause harmful side effects during clinical trials. In addition, Endorex's product candidates, if approved, may prove impracticable to manufacture in commercial quantities at a reasonable cost and/or with acceptable quality. Any of these factors could negatively affect Endorex's financial position and results of operations.


ENDOREX'S PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS MAY BE REDUCED OR DISCONTINUED DUE TO DIFFICULTIES OR DELAYS IN CLINICAL TRIALS.

                  Endorex may encounter unanticipated problems, including development, manufacturing, distribution, financing and marketing difficulties, during the product development, approval and commercialization process. Endorex's product candidates may take longer than anticipated to progress through clinical trials. In addition, patient enrollment in the clinical trials may be delayed or prolonged significantly, thus delaying the clinical trials and causing increased costs. If Endorex experiences any such difficulties or delays, Endorex may have to reduce or discontinue development, commercialization or clinical testing of some or all of Endorex's product candidates.


ENDOREX'S DEPENDENCE ON A LIMITED NUMBER OF SUPPLIERS AND MANUFACTURERS MAY NEGATIVELY IMPACT ITS ABILITY TO COMPLETE CLINICAL TRIALS AND MARKET ITS PRODUCTS.

                  Prior to commercial distribution of any of its products, if approved, Endorex will be required to identify and contract with a commercial supplier or manufacturer. Endorex cannot guarantee that these suppliers or manufacturers will be able to qualify their facilities under regulations imposed by the FDA or that they will be able to label and supply Endorex with drugs in a timely manner, if at all. Accordingly, any change in Endorex's existing or future contractual relationships with, or an interruption in supply from, any third-party service provider or supplier could negatively impact Endorex's ability to complete clinical trials and to market its products, if approved.


ENDOREX DOES NOT HAVE A SALES FORCE TO MARKET ITS PRODUCTS.

                  If and when Endorex receives approval from the FDA for Endorex's initial product candidates, the marketing of these products will be contingent upon Endorex's ability to either license these products or enter into marketing agreements with partner companies or Endorex's ability to recruit, develop, train and deploy its own sales force. Endorex currently intends to sell its products in the United States and internationally in collaboration with one or more marketing partners. However, Endorex presently has only one agreement for the licensing or marketing of Endorex's product candidates, and Endorex cannot assure you that it will be able to enter into any such additional agreements in a timely manner or on commercially favorable terms, if at all. Additionally, Endorex does not presently have a sales force, or possess the resources or experience necessary to market any of its product candidates, if

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and when they are approved. Development of an effective sales force requires significant financial resources, time and expertise. Endorex cannot assure you that it will be able to obtain the financing necessary to establish such a sales force in a timely or cost effective manner, if at all, or that such a sales force will be capable of generating demand for Endorex's product candidates, if and when they are approved.


ENDOREX MAINTAINS LIMITED PRODUCT LIABILITY INSURANCE AND MAY BE EXPOSED TO CLAIMS IF ITS INSURANCE COVERAGE IS INSUFFICIENT.

                  The manufacture and sale of Endorex's products involves an inherent risk of product liability claims. Endorex currently has product liability insurance with limits of liability of $10 million. Because product liability insurance is expensive and difficult to obtain, Endorex cannot assure you that it will be able to maintain existing insurance or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Endorex's inability to obtain sufficient insurance coverage on acceptable terms or to otherwise protect against potential product liability claims in excess of Endorex's insurance coverage, if any, could negatively impact Endorex's financial position and results of operations.


ENDOREX USES HAZARDOUS CHEMICALS AND RADIOACTIVE AND BIOLOGICAL MATERIALS IN ITS BUSINESS. ANY CLAIMS RELATING TO IMPROPER HANDLING, STORAGE, OR DISPOSAL OF THESE MATERIALS COULD BE TIME CONSUMING AND COSTLY.

                  Endorex's research and development processes involve the controlled use of hazardous materials, including hazardous chemicals and radioactive and biological materials. Endorex's operations also produce hazardous waste products. Endorex cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state, and local laws and regulations govern the use, manufacture, storage, handling, and disposal of these materials. Endorex believes that its current operations comply in all material respects with these laws and regulations. Endorex could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, Endorex could be sued for injury or contamination that results from its use or the use by third parties or its collaborators of these materials, and Endorex's liability may exceed its total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair Endorex's research, development, or commercialization efforts.


ENDOREX MAY NOT BE ABLE TO COMPETE WITH ITS COMPETITORS.

                  The biotechnology industry is intensely competitive, subject to rapid change and sensitive to new product introductions or enhancements. Virtually all of Endorex's existing competitors have greater financial resources, larger technical staffs, and larger research budgets than Endorex has, as well as greater experience in developing products and conducting clinical trials. Endorex's competitors in the field of the oral and nasal delivery of protein and peptide-based drugs include Emisphere Technologies, which has started Phase III trials for oral heparin and Phase I trials with oral calcitonin (through its collaborator Novartis); Unigene Laboratories, which has an oral calcitonin product in Phase I/II trials; Nobex Corp. (formerly known as Protein Delivery) which has an oral insulin in Phase II trials, and Generex which has an oral insulin spray in Phase I trials. Endorex's competitors in the vaccine delivery field include Aviron, which is developing a nasal flu vaccine that is in Phase III clinical trials, I.D. Biomedical, which is in Phase I and II trials with an intranasal flu vaccine and another major vaccine, specialized

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biotechnology firms, universities, and governmental agencies. Endorex's competitors in the liposomal formulation field include The Liposome Company (owned by Elan Corporation), NexStar (owned by Gilead Sciences, Inc.) and Sequus (owned by ALZA Corporation). In addition, there may be other companies which are currently developing competitive technologies and products or which may in the future develop technologies and products that are comparable or superior to Endorex's technologies and products. Accordingly, Endorex cannot assure you that it will be able to compete successfully with its existing and future competitors or that competition will not negatively affect Endorex's financial position or results of operations in the future.


ENDOREX MAY NOT BE SUCCESSFUL IF IT IS UNABLE TO OBTAIN AND MAINTAIN PATENTS AND LICENSES TO PATENTS.

                  Endorex's success depends, in large part, on its ability to obtain and maintain a proprietary position in Endorex's products through patents, trade secrets and orphan drug designations. Endorex has been granted several United States patents and has submitted several United States patent applications and numerous corresponding foreign patent applications, and has also obtained licenses to patents and patent applications owned by other entities. However, Endorex cannot assure you that any of these patent applications will be granted or that Endorex's patent licensors will not terminate any of its patent licenses. Endorex also cannot guarantee that any issued patents will provide competitive advantages for its products or that any issued patents will not be successfully challenged or circumvented by Endorex's competitors. Further, the laws of certain countries may not protect Endorex's proprietary rights to the same extent as U.S. law. Endorex is dependent upon its license of oral delivery technology from the Massachusetts Institute of Technology, and licenses from Elan in connection with Endorex's two joint ventures with Elan. Endorex cannot assure you that the technology underlying such licenses will be profitable, or that Endorex will be able to retain licenses for such technologies or that it will obtain patent protection outside the United States. To the extent that Endorex relies on trade secret protection and confidentiality agreements to protect Endorex's technology, others may develop similar technology, or otherwise obtain access to Endorex's findings or research materials embodying those findings.

                  The application of patent law to the field of biotechnology is relatively new and has resulted in considerable litigation. There is a substantial risk in the rapidly developing biotechnology industry that patents and other intellectual property rights held by Endorex could be infringed by others or that products developed by Endorex or its method of manufacture could be covered by patents owned by other companies. Although Endorex believes that its products and services do not infringe on any third party's patents, Endorex cannot be certain that it can avoid litigation involving such patents or other proprietary rights. Patent and proprietary rights litigation entails substantial legal and other costs, and Endorex may not have the necessary financial resources to defend or prosecute Endorex's rights in connection with any litigation. Responding to, defending or bringing claims related to patents and other intellectual property rights may require Endorex's management to redirect its human and monetary resources to address these claims and may take years to resolve.


ENDOREX MAY NOT BE ABLE TO SUCCESSFULLY SELL ITS CANCER PRODUCTS BUSINESS.

                  On March 1, 2000 Endorex announced its decision to exit and/or divest Endorex's oncology business and related products to focus on its drug delivery business and products. Endorex cannot assure you that it will be able to implement this business strategy or that it will be successful if implemented. Endorex cannot assure you that a purchaser will be found or that Endorex will be able to divest its oncology business and related products.

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ENDOREX'S PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS MAY BE REDUCED OR
DISCONTINUED DUE TO DIFFICULTIES OR DELAYS IN CLINICAL TRIALS.

                  Endorex may encounter unanticipated problems, including development, manufacturing, distribution, financing and marketing difficulties, during the product development, regulatory approval and commercialization process. Endorex's product candidates may take longer than anticipated to progress through clinical trials. In addition, patient enrollment in the clinical trials may be delayed or prolonged significantly, thus delaying the clinical trials and causing increased costs. If Endorex experiences any such difficulties or delays, Endorex may have to reduce or discontinue development, commercialization or clinical testing of some or all of its product candidates.


ENDOREX'S PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS MAY BE REDUCED OR DISCONTINUED DUE TO DELAYS OR FAILURE IN OBTAINING REGULATORY APPROVALS.

                  Endorex will need to do substantial additional development and clinical testing prior to seeking any regulatory approval for commercialization of Endorex's product candidates. Testing, manufacturing, commercialization, advertising, promotion, export and marketing, among other things, of Endorex's proposed products are subject to extensive regulation by governmental authorities in the United States and other countries. The testing and approval process requires substantial time, effort and financial resources and Endorex cannot guarantee that any approval will be granted on a timely basis, if at all. At least initially, Endorex intends, to the extent possible, to rely on licensees to obtain regulatory approval for marketing Endorex's products. The failure by Endorex or its licensees to adequately demonstrate the safety and efficacy of any of its product candidates under development could delay, limit or prevent regulatory approval of the product, which may require Endorex to reduce or discontinue development, commercialization or clinical testing of some or all of its product candidates.

                  Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in conducting advanced human clinical trials, even after obtaining promising results in earlier trials. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Also, even if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Accordingly, Endorex may experience difficulties and delays in obtaining necessary governmental clearances and approvals to market its products, and Endorex may not be able to obtain all necessary governmental clearances and approvals to market its products.


ENDOREX'S PRODUCTS, IF APPROVED, MAY NOT BE COMMERCIALLY VIABLE DUE TO HEALTH CARE CHANGES AND THIRD-PARTY REIMBURSEMENT LIMITATIONS.

                  Recent initiatives to reduce the federal deficit and to change health care delivery are increasing cost-containment efforts. Endorex anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, price controls on pharmaceuticals, and other fundamental changes to the health care delivery system. Any such changes could negatively impact the commercial viability of Endorex's products, if approved. Endorex's ability to successfully commercialize its product candidates, if and when they are approved, will depend in part on the extent to which appropriate reimbursement codes and authorized cost reimbursement levels of such products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations. In the absence of national Medicare coverage determination, local contractors that administer the Medicare program,


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within certain guidelines, can make their own coverage decisions. Accordingly, there can be no assurance that any of Endorex's product candidates, if approved and when commercially available, will be included within the then current Medicare coverage determination or the coverage determination of state Medicaid programs, private insurance companies and other health care providers. In addition, third-party payers are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care and the growth of health maintenance organizations in the United States may all result in lower prices for Endorex's products, if approved and when commercially available, than Endorex currently expects. The cost containment measures that health care payers and providers are instituting and the effect of any health care changes could negatively affect Endorex's financial performance, if and when one or more of Endorex's products are approved and available for commercial use.


ENDOREX'S OPERATIONS COULD BE ADVERSELY AFFECTED IF ENDOREX CANNOT ATTRACT AND RETAIN KEY PERSONNEL.

                  Endorex's success is dependent, in part, upon Michael S. Rosen, Endorex's President and Chief Executive Officer, Panayiotis Constantinides, Ph.D., Endorex's Vice President of Research and Development, John McCracken, Endorex's Vice President of Business Development, and Steve Koulogeorge, Endorex's Controller/Assistant Treasurer. Endorex also believe that its future success will depend largely upon its ability to attract and retain highly skilled research and development and technical personnel. Although Endorex maintains and is the beneficiary of key man insurance on Mr. Rosen, Endorex does not believe the proceeds would be adequate to compensate it for his loss. Endorex faces intense competition in its recruiting activities, including competition from larger companies with greater resources. Endorex cannot assure you that it will be successful in attracting or retaining skilled personnel. The loss of certain key employees or Endorex's inability to attract and retain other qualified employees could negatively affect its operations and financial performance.


ENDOREX'S STOCK PRICE IS HIGHLY VOLATILE AND ITS COMMON STOCK IS THINLY TRADED.

                  The market price of Endorex's common stock, like that of many other development-stage public pharmaceutical and biotechnology companies, has been highly volatile and may continue to be so in the future. Factors such as disclosure of results of preclinical and clinical testing, adverse reactions to products, governmental regulation and approvals, and general market conditions may have a significant effect on the market price of the common stock and Endorex's other equity securities. Since it commenced trading on the American Stock Exchange on August 6, 1998, Endorex's common stock has been thinly traded. Endorex cannot assure you that a more active trading market for its common stock will develop.


ENDOREX CANNOT ASSURE YOU THAT IT WILL CONTINUE TO BE LISTED ON THE AMERICAN STOCK EXCHANGE.

                  Endorex cannot assure you that it will satisfy the requirements necessary to remain listed on the American Stock Exchange or that the American Stock Exchange will not take actions to delist Endorex's common stock. If such events were to occur, Endorex cannot assure you that Endorex will be able to list its common stock on another national exchange. If Endorex's common stock is not listed on an exchange, Endorex cannot assure you that an active trading market will exist for its common stock.


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INVESTORS MAY SUFFER SUBSTANTIAL DILUTION.

                  Endorex has a number of agreements or obligations that may result in dilution to investors. These include:

         o warrants to purchase 2,012,622 shares of common stock at $2.54375 per share, subject to adjustment, issued in connection with the October 1997 private placement of Endorex's common stock;

         o warrants to purchase 230,770 shares of common stock at $10.00 per share, subject to adjustment, held by Elan;

         o warrants to purchase 43,334 shares of common stock at $2.3125 per share, subject to adjustment, held by the Aries Select Ltd. and warrants to purchase 23,334 shares of common stock at $2.3125 per share, subject to adjustment, held by the Aries Select I LLC., both issued on May 19, 1997 pursuant to a senior line of credit that has been subsequently retired;

         o warrants to purchase 452,383 shares of common stock at $5.91, subject to adjustment, held by certain investors pursuant to the April 2000 private placement of Endorex's common stock;

         o warrants to purchase 226,190 shares of common stock at $5.25, subject to adjustment, issued to the finder in connection with the April 2000 private placement of Endorex's common stock;

         o conversion rights and dividend rights of preferred stock held by Elan, consisting of 100,410, subject to adjustment, shares of Series B preferred stock ($8.0 million original liquidation value) bearing an 8% cumulative payment-in-kind dividend and convertible at liquidation value into common stock at $7.38 per share, subject to adjustment, and 97,603, subject to adjustment, shares of Series C preferred stock ($8.4 million original liquidation value) bearing a 7% cumulative payment-in-kind dividend and which is exchangeable for part of Endorex's interest in one of the joint ventures with Elan or convertible at liquidation value into common stock at $8.86 per share;

         o options to purchase approximately 1.6 million shares of common stock issued to participants in Endorex's stock option plan with a weighted average exercise price of approximately $2.63;

         o anti-dilution rights under the above warrants and preferred stock, which can permit purchase of additional shares and/or lower exercise/conversion prices under certain circumstances. To the extent that anti-dilution rights are triggered, or warrants, options or conversion rights are exercised, Endorex's stockholders will experience substantial dilution and Endorex's stock price may decrease.

FUTURE SALES OF COMMON STOCK BY ITS EXISTING STOCKHOLDERS COULD ADVERSELY AFFECT ENDOREX'S STOCK PRICE.

                  The market price of Endorex's common stock could decline as a result of sales by Endorex's existing stockholders of shares of common stock in the market, or the perception that these sales could occur. These sales also might make it more difficult for Endorex to sell equity securities in the future at a time and at a price that Endorex deems appropriate.


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ENDOREX HAS NOT PAID CASH DIVIDENDS.

                  Endorex has never paid cash dividends on Endorex's common stock and Endorex does not anticipate paying any dividends in the foreseeable future. Endorex currently intend to retain earnings, if any, for the development of its business.


ENDOREX HAS CERTAIN INTERLOCKING RELATIONSHIPS THAT MAY PRESENT POTENTIAL CONFLICTS OF INTEREST.

                  Lindsay A. Rosenwald, M.D., is the Chairman and sole stockholder of Paramount Capital Asset Management, Inc., referred to herein as PCAM, Paramount Capital, Inc., referred to herein as Paramount, and Paramount Capital Investment LLC, referred to herein as PCI, a merchant banking and venture capital firm specializing in biotechnology companies. PCAM is the investment manager of Aries Select, Ltd., and the managing member of Aries Select I LLC, each of which is a principal stockholder of Endorex and an affiliate of PCI, PCAM, Paramount and Lindsay Rosenwald. In addition, certain officers, employees and/or associates of Paramount and/or its affiliates own securities in a subsidiary of Endorex. In the regular course of its business, PCI identifies, evaluates and pursues investment opportunities in biomedical and pharmaceutical products, technologies and companies. Generally, Delaware corporate law requires that any transactions between Endorex and any of its affiliates be on terms that, when taken as a whole, are substantially as favorable to Endorex as those then reasonably obtainable from a person who is not an affiliate in an arms-length transaction. Nevertheless, neither such affiliates nor PCI is obligated pursuant to any agreement or understanding with Endorex to make any additional products or technologies available to it. Endorex does not expect and you should not expect, that any biomedical or pharmaceutical product or technology identified by such affiliates or PCI in the future will be made available to it. In addition, certain of the current officers and directors of Endorex or any officers or directors of Endorex hereafter appointed may from time to time serve as officers, directors or consultants of other biopharmaceutical or biotechnology companies. There can be no assurance that such other companies will not have interests in conflict with us.

CERTAIN DIRECTORS, OFFICERS AND STOCKHOLDERS HAVE SIGNIFICANT INFLUENCE.

                  Endorex's directors, executive officers and principal stockholders and certain of their affiliates have the ability to influence the election of directors and most other stockholder actions. This may discourage or prevent any proposed takeover of Endorex, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market prices. Such stockholders may influence corporate actions, including influencing elections of directors and significant corporate events.

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